THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

September 11, 2009

Mr. Emerson S. Davis Senior Counsel Division of Investment Management United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:

CMG Capital Management Group, Inc. and Northern Lights Fund Trust, et al.

File No. 812-13651

Dear Mr. Davis:

On April 9, 2009, CMG Capital Management Group, Inc. and Northern Lights Trust (together the “Applicants”) filed an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order of exemption from Section 15(a) of the Act and Rule 18f-2 under the Act.  The Applicants received written comments from you by a letter dated  August 7, 2009.  Summaries of your comments and the Applicant’s responses are set forth below.  A copy of the First Amended Application, marked to show changes made in response to your comments is attached.

General Comments

Comment 1:

Please add the Adviser as a co-registrant when filing the Amended Application.

Response 1:

The Adviser has been added as a co-registrant as requested.

Comment 2:

Please add No. 812-13651 on the second caption page.

Response 2:

The SEC file number 812-13651 has been added to the caption of the First Amended Application and to the EDGAR cover page.

Comment 3:

Pursuant to changes in the requirements for submissions, please omit the draft notice in the Amended Application.

Response 3:

The draft notice has been omitted from the First Amended Application.

Specific Comments

Comment 4(a):

Please redefine the “Fund” as the “CMG Fund” where appropriate.

Response 4(a):

The requested change has been made.

Comment 4(b):

Please redefine the “Fund” to the “Funds” to reflect the fact the Application is requested for potential future series of the Trust, not just the CMG Fund.

Response 4(b):

The requested changes have been made.

Comment 5(a):

On page 3 of the Application, change the singular form of “Manger of Manager” with “Manager of Managers”.

Response 5(a):

The requested change has been made.

Comment 5(b):

On page 3, in the first full paragraph, replace “Trust” with “Funds”.

Response 5(b):

The requested change has been made.

Comment 5(c):

In the last two lines of footnote 1, revise the last sentence to read “expertise, shareholder approval of the Subadvisory Agreement with any Affiliated Subadviser will be obtained.”  The requested relief will not apply to Affiliated Subadvisers.

Response 5(c):

The requested change has been made.

Comment 5(d):

In line 1 of footnote 2, insert “existing or” in front of “future series”.

Response 5(d):

The requested change has been made.

Comment 5(e):

Please modify references to “the CMG Fund”, “the Funds”, “a Fund” or “the Fund” as appropriate, keeping in mind the request to extend relief to future Funds of the Trust.

Response 5(e):

The requested changes have been made throughout the document.

Comment 5(f):

Replace the last sentence of footnote 2 with the following sentence: “If the name of any Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by or under common control with the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.”

Response 5(f):

The requested change has been made.

Comment 6:

Please clarify whether any other series of the Trust are currently advised by the Adviser.

Response 6:

As of the date of the Application, the CMG Fund is the only series of the Trust advised by the Adviser.

Comment 7(a):

On page 4, delete “of Trustees” in lines 1 and 2 of the second full paragraph.

Response 7(a):

The requested changes have been made.

Comment 8:

On page 5, please identify the current Subadvisers for the CMG Fund  and verify that that each is registered under the Investment Advisers Act and the Subadvisory Agreements for each comply with Sections 15(a) and (c) of the Investment Company Act of 1940 (the “Act”) and Rule 18f-1 of the Act.

Response 8:

The requested additional disclosures have been made.

Comment 9(a):

On page 5, in the third full paragraph, please delete the phrase “Subject to the approval of this Application and”.

Response 9(a):

The requested change has been made.

Comment 9(b):

On page 5, please insert “1940” before the word “Act” in the third paragraph.  Please also make corresponding changes on page 9 of the Application.

Response 9(b):

The requested changes have been made.

Comment 9(c):

On page 5, in the 9th line, please delete the words “of Trustees”.

Response 9(c):

The requested change has been made.

Comment 10(a):

On page 6, please make the reference to “subadviser’s” plural possessive and in the fourth line make “Subadvisers” singular.

Response 10(a):

The requested changes have been made.

Comment 10(b):

Capitalize “subadvisers” in footnote 3.

Response 10(b):

The requested change has been made.

Comment 11(a):

On page 7, at then end of the last paragraph, add “as defined in Section 2(a)(4) of the 1940 Act.”

Response 11(a):

The requested change has been made.

Comment 11(b):

On page 7, please add the following sentence to footnote 4:  “If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.”

Response 11(b):

The requested sentence has been added to the footnote, which has been renumbered as footnote 5 because of the addition of paragraphs seeking relief related to subadviser aggregate fee disclosure.

Comment12(a):

On page 8, in the first paragraph, please insert “Manager of Managers” before the word structure.

Response 12(a):

The requested change has been made.

Comment 12(b):

In the last sentence of the second paragraph, replace “prior to its first use of a Subadviser” with “of the Manager of Managers Structure prior to relying on the requested relief.”

Response 12(b):

The requested change has been made.

Comment 13:

On page 10, in the first full paragraph, please replace “the Fund’s entire portfolio” with “portions of a Fund’s portfolio delegated to Subadviser.”

Response 13:

The requested change has been made.

Comment 14:

On page 14, in line 6 of the paragraph that starts “If the relief  is granted,” please replace the word “would” with the word “will.”

Response 14:

The requested change has been made.

Comment 15:

One page 16, please correct the citation for Aberdeen Asset Management’s order.

Response 15:

The requested change has been made.

Comment 16:

On pages 16 and 17, please only cite the three most recent precedent cases.

Response 16:

The requested change has been made, although a more recent case has been added to the previously provided citations.

Comment 17:

On page 17, delete subsection C, including the subheading, the text and footnote 7.

Response 17:

The requested change has been made.

Conditions

Comment 18:

On page 17, please replace condition 1 with the standard version of the condition provided in the comment letter.

Response 18:

The requested change has been made.

Comment 19(a):

On page 18, in condition 2, revise the beginning of the sentence to read: “Each Fund relying on the requested order will disclose in its prospectus the existence”.

Response 19(a):

The requested change has been made.

Comment 19(b):

In condition 3, delete the second sentence and in the third sentence, delete “within 90 days of the hiring of a new Subadviser.”

Response 19(b):

The requested changes have been made.

Comment 19(c):

In the second line of condition 4, place “Agreement” in lower case.

Response 19(c):

The requested change has been made.

Comment 19(d):

In the first line of condition 6, please the first reference to “Subadviser” in lower case.

Response 19(d):

The requested change has been made.

Comment 20:

On pages 18 and 19, delete conditions 7 and 9 and renumber the others accordingly.

Response 20:

The requested changes have been made.

Comment 21:

On page 19, please replace condition 8 with a standard version of the condition provided in the comment letter.

Response 21:

The requested change has been made.

Comment 22:

On page 19, replace condition 11 with a standard version of the condition provided in the comment letter.

Response 22:

The requested change has been made.

Additional Relief Requested

In addition to the revisions outlined above, the Applicants have also included in the First Amended Application a request to omit from certain disclosure documents details regarding the specific fees paid to each of the Subadvisers.  The Applicants are requesting an order permitting disclosure of the aggregate fees paid to all Subadvisers, consistent with relief previously granted other applicants.

Pursuant to your instructions in the comment letter, we have included with this EDGAR correspondence filing, a marked copy of the First Amended Application showing revisions made since the initial Application was filed.  An unmarked form of the First Amended Application will be filed on EDGAR.  Should you have any additional questions regarding the information contained above, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine, LLP

cc:

Emile Molineaux, Esq.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

THE FIRST AMENDED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

CMG CAPITAL MANAGEMENT GROUP, INC.

and

NORTHERN LIGHTS FUND TRUST

Please direct all written or oral communications concerning this Application to:

Emile Molineaux, Esq.

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, New York  11788-0132

with copies to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Cincinnati, Ohio  45202

September 11, 2009

This Application (including exhibits) consists of [  ] pages.
The exhibit index appears on page [  ].

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

CMG CAPITAL MANAGEMENT GROUP, INC.

150 North Radnor-Chester Road

Suite A150

Radnor, Pennsylvania  19087

and

NORTHERN LIGHTS FUND TRUST

450 Wireless Boulevard

Hauppauge, New York  11788

Investment Company Act of 1940 File No. 812-13651

: : : : : : : : : : : :

FIRST AMENDED APPLICATION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT

AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.

INTRODUCTION

Northern Lights Fund Trust (the “Trust”), on behalf of CMG Absolute Return Strategies Fund (the “CMG Fund”), and CMG Capital Management Group, Inc. (the “Adviser”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”)1 to manage all or a portion of the assets of the Funds2 pursuant to an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers.  Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (1) Item 14(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(ii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) Item 48 of Form N-SAR; and (4) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.3

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of the Funds pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach (the “Manager of Managers Structure”), the Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to the Subadvisers.

1 If the Adviser wishes to use subadvisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, the Fund or of the Adviser (other than by reason of serving as a subadviser to the Fund) (“Affiliated Subadvisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the Subadvisory Agreement with any Affiliated Subadviser will be obtained.  The requested relief will not extend to Affiliated Subadvisers.

2 Applicants also request relief with respect to existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager-of-managers structure described in this Application; and (c) complies with the terms and conditions of this Application (together with the CMG Fund, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by or under common control with the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.

3 Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of forty-six separate registered funds, and several additional funds that are in registration.  Each of the Trust’s series has its own investment objective, policies and restrictions and is managed by various advisers and sub-advisers.

B.

The Adviser

The Adviser is a corporation organized under the laws of the State of Pennsylvania.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser serves as the investment adviser of the CMG Fund.  The Adviser’s primary business activity is providing investment management services to the CMG Fund pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”) as well as providing investment management services to individuals, corporations, pension and profit sharing plans, trusts, a private investment fund and other organizations.

Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the CMG Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investments objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, at the Adviser’s own cost and expense, for the purpose of managing the investment of the assets of the CMG Fund.

For the investment management services that it provides to the CMG Fund, the Adviser receives the fee specified in the Advisory Agreement from the Fund based on the Fund’s average daily net assets.  In the interest of limiting the expenses of the CMG Fund, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the CMG Fund.  In this regard, the Adviser has entered into an expense limitation agreement with the Trust on behalf of the Fund (the “Expense Limitation Agreement”).  Pursuant to the Expense Limitation Agreement, the Adviser agrees to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each class of the CMG Fund.  This limit excludes certain CMG Fund expenses, such as expenses relating to front-end or contingent deferred sales loads, distribution and shareholder servicing (12b-1) fees, taxes, interest, brokerage commissions, dividends expense on securities sold, acquired or underlying fund fees and expenses and extraordinary expenses such as litigation or reorganization costs.

The terms of the Advisory Agreement comply with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the trustees who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and was approved by the initial shareholder of the CMG Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.

The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser has entered into Subadvisory Agreements with the following six Subadvisers to provide investment advisory services to the CMG Fund:4

Anchor Capital Management Group, Inc.

Bandon Capital Management, LLC

Heritage Capital, LLC

Schreiner Capital Management, Inc.

Scotia Partners, Ltd.

Traub Capital Management, LLC

Each Subadviser will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the CMG Fund, each of the Subadvisory Agreements meets the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act and each Subadviser is registered as an investment adviser under the Advisers Act.

The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.

4 The Adviser will initially engage six Subadvisers.  It is expected that the number of Subadvisers employed by the CMG Fund could change over time.

Subject to approval by the Board and a majority of the Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds -- including, in particular the selection and supervision of the Subadvisers -- will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various sub-strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, will employ multiple Subadvisers for the Funds. The Adviser will allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it.  The Adviser intends to achieve each Fund’s investment objective by selecting separate Subadvisers to implement distinct sub-strategies or “programs” for the Fund, based upon the Adviser’s evaluation of each Subadviser’s expertise and performance in managing its respective portion of the Fund’s assets.  The Adviser will monitor each Subadviser for adherence to its specific strategy, and monitor the overall portfolio for compliance with a Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of the Fund itself pursuant to its own investment strategy.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Funds.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for the Funds so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Subadvisory Agreement with each Subadviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a).  A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.5  Each Fund’s prospectus contains (or will contain) the disclosure required by condition 2 set out in Section IV below.

5 Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.  If the Order is granted before a Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the Order.  If the Order is granted after a Fund commences a public offering, shareholder approval will be solicited and the Fund will hold a shareholder meeting.  If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.

For the investment advisory services they provide to the Funds, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.  Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

D.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.6

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

6 The Adviser acknowledges that the use of Affiliated Subadvisers would be subject to shareholder approval.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains (or will contain) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide.  In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements with respect to the Trust; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.

Discussion

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to Subadvisers.  Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

7 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for Fund assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of the Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  In addition, the Manager of Managers Structure will not be implemented with respect to a Fund unless the initial Subadvisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund.  Although only the Adviser’s fee is payable directly by the Funds, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Funds.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-lA concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Subadviser is appointed, the Fund will furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), within 90 days of the date that the new Subadviser is appointed.  The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C as well as the relevant requirements of Schedule 14A of the 1934 Act.  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The CMG Fund’s Advisory Agreement has received and each other Fund’s advisory agreement will receive shareholder approval.  In the event the order requested in this Application is granted prior to when the CMG Fund commences its public offering, the Fund’s initial Subadvisory Agreement will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  However, in the event the order requested in this Application is granted after the CMG Fund commences its public offering, the Fund will obtain the approval of the Fund’s outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.  Each Fund’s prospectus will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.

Disclosure of Subadvisers’ Fees

1.

Applicable Law

a.

Registration Statements

Item 14(a)(3) of Form N-1A requires an open-end fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser.  An exemption is requested, therefore, to permit the Funds to disclose (as both a dollar amount and as a percentage of each Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser.

b.

Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

c.

Semi-Annual Reports

Item 48 of Form N-SAR requires a registered investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers.  The item may require the Funds to disclose the fees that are paid to the Subadvisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.

d.

Financial Statements

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.  All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.

Discussion

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Adviser will operate the Funds using the services of one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Subadviser does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Adviser intends to operate the Funds using subadvisory services in a manner that is substantially different from that of conventional investment companies.  By investing in such a Fund, shareholders hire the Adviser to manage the Fund’s assets by using its investment adviser selection and monitoring process to select and allocate all or portions of Fund assets among Subadvisers, rather than by hiring its own employees to manage those assets directly.  The Adviser, under the overall supervision of the Board, takes responsibility for overseeing the Subadvisers it has selected, and recommending their hiring, termination and replacement.  In return for its services, the Adviser receives an advisory fee from the Funds out of which it compensates the Subadvisers.  Disclosure of the fees that the Adviser pays to each Subadviser does not serve any meaningful purpose since investors pay the Adviser to retain and compensate the Subadvisers.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.

The relief would benefit Fund shareholders because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers.  Many Subadvisers charge their customers for advisory services according to a “posted” fee schedule.  While Subadvisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief would allow the Adviser to negotiate more effectively with each individual Subadviser if the fees finally agreed upon by a Subadviser are not required to be disclosed.

C.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Trust for Professional Managers, et al.  Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Phoenix Equity Trust, et al., Investment Company Act Release Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order); and Aberdeen Asset Management Inc. and Aberdeen Funds,  Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Fund relying on the requested order will disclose in its prospects the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Subadviser, Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Subadviser.  To meet this obligation, each Fund will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.

The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s asserts; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8.

No trustee or officer of the Trust or the Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.

Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

10.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

CMG Capital Management Group, Inc.

150 North Radnor-Chester Road

Suite A120

Radnor, Pennsylvania  19087

Northern Lights Fund Trust

450 Wireless Boulevard

Hauppauge, New York  11788-0132

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Suite 1400

Cincinnati, Ohio  45202

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto.  Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are incorporated by reference to Exhibits A-1 and A-2 to the Application filed with the Commission on April 4, 2009.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this First Amended Application to be duly executed as of the date set forth below:

NORTHERN LIGHTS FUND TRUST

September 9, 2009

By: /s/ Andrew Rogers

Name:  Andrew Rogers

Title:  President

CMG CAPITAL MANAGEMENT GROUP, INC.

September 11, 2009

By: /s/ Stephen Blumenthal

Name:  Stephen Blumenthal

Title:  President

EXHIBIT INDEX

Exhibit A-1.

Authorizations/Certificate of Northern Lights Fund Trust Required Pursuant to Rule 0-2(c)(1) previously filed with the Applicant’s initial Application

Exhibit A-2.

Authorizations/Certificate of CMG Capital Management Group, Inc. Required Pursuant to Rule 0-2(c)(1) previously filed with the Applicant’s initial Application

Exhibit B-1.

Verification of Northern Lights Fund Trust Required Pursuant to Rule 0-2(d)

Exhibit B-2.

Verification of CMG Capital Management Group, Inc. Required Pursuant to Rule 0-2(d)

EXHIBIT B-1

VERIFICATION
OF
NORTHERN LIGHTS FUND TRUST

State of New York

)

)

SS

County of Suffolk

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached First Amended Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Northern Lights Fund Trust (the “Trust”); that he is President of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such First Amended Application have been taken.  Deponent further says that he is familiar with such First Amended Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Andrew Rogers

Name:  Andrew Rogers

Title:  President

Subscribed and sworn to before me,

a Notary Public this 9th day of September, 2009.

/s/ Stephanie Hardie

Notary Public

My Commission expires: October 29, 2011

EXHIBIT B-2

VERIFICATION
OF
CMG CAPITAL MANAGEMENT GROUP, INC.

State of Pennsylvania

)

)

SS

County of Delaware

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached First Amended Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of CMG Capital Management Group, Inc. (“CMG”); that he is the President of CMG; and that all actions by directors or other bodies necessary to authorize deponent to execute and file such First Amended Application have been taken.  Deponent further says that he is familiar with such First Amended Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stephen Blumenthal

Name:  Stephen Blumenthal

Title:  President

Subscribed and sworn to before me,

a Notary Public this 11th day of September, 2009.

/s/ Jennifer Wandling

Notary Public

My Commission expires: December 18, 2011